  Underwriter    Commission
  from Whom Principal Amount of Aggregate Amount Purchase  Spread or
Fund Name Purchase Date Purchased Purchase by Advisor of Offering Price Profit Security Affiliated Underwriter

AEFT Capital Appreciation Fund 03/02/06 "Citigroup Global Markets, Goldman Sachs, JP Morgan Chase, Lehman Bros, Merrill Lynch, Morgan Stanley, UBS, Warburg, Wachovia Capital" "$262,000,000" "$2,332,342,307" $32.75 $.81875/share Genworth Financial Inc. Class A Banc of America Securities